Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following press release was released on December 9, 2021. A copy of the press release, a transcript of the video contained therein and social media posts relating to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	Press Release

Heliogen demonstrates AI-powered autonomous robot, ICARUS, designed to lower installation and maintenance costs of full-scale concentrated solar plants

Dec 9, 2021

ICARUS, Heliogen’s Installation & Cleaning Autonomous Robot & Utility Solution, is Expected to be Enhanced and Deployed Across Heliogen’s Full-Scale Facilities by 2023

PASADENA, Calif., December 9, 2021 — Heliogen (the “Company”), a leading provider of AI-enabled concentrated solar power, today announced a new technological breakthrough in the production of low-cost renewable energy. In field tests at Heliogen’s Lancaster, California facility, the Company successfully completed the first technical demonstration of an autonomous field maintenance system, Heliogen’s Installation & Cleaning Autonomous Robot & Utility Solution, or ICARUS. By bringing the same advanced technologies that enable its AI-enabled concentrated solar power systems to the task of installing and maintaining those systems, the Company’s latest innovation is expected to significantly reduce the time to deploy its concentrated solar facilities, as well as the costs associated with construction and ongoing maintenance.

Heliogen’s concentrated solar facilities employ arrays of mirrored heliostats that require upkeep and cleaning to ensure peak optical performance and a high level of energy generation efficiency. With traditional solar plants, conventional manual cleaning methods are expensive and labor-intensive, and as such, are only completed once every few months. To improve cost savings and operational efficiency, Heliogen designed the ICARUS system, which utilizes GPS, ultrasonic rangefinders and light detection and ranging (LIDAR) sensors for completely autonomous operation, while also collecting performance data to achieve operational and cost efficiency for the entire lifecycle of the mirror field. The ICARUS system is designed to autonomously clean a field of mirrors on a predetermined schedule, keeping the system at peak performance with minimal human intervention required.

In addition to cleaning and maintenance operations, ICARUS can also be used to reduce the cost of system installation by autonomously delivering heliostats from an assembly or inventory location to the field and installing them with an accuracy of up to two centimeters. The ICARUS system can then record and transmit the installation position to the field model, improving the accuracy of the field control software and removing the need for expensive calibration. Heliogen’s future solar plant installations developed with ICARUS could be built around the clock, day or night, with computer-vision precision and with minimal physical labor.

ICARUS is designed to handle both structured and unstructured environments, maneuvering through varying topographies with ease. The system also has built-in obstacle detection and avoidance, so anything that suddenly appears in its path – whether people, animals, or debris – will be recognized and automatically avoided.

“Heliogen has pioneered the unique combination of hardware and software to drive up performance and drive down the costs of its concentrated solar systems. By taking advantage of huge boosts in processing power due to the advances of Moore’s Law, AI, computation, and computer vision, Heliogen aims to make solar energy more affordable than ever before,” said Bill Gross, founder and CEO of Heliogen. “This first technical demonstration of ICARUS is a leap forward in realizing Heliogen’s mission to replace fossil fuels with concentrated sunlight – cost-effectively and at scale.”

Heliogen’s breakthrough concentrated solar energy system utilizes AI to precisely align its mirrors with unprecedented accuracy, delivering carbon-free energy in the form of heat, power, or green hydrogen fuel. Harnessing the same advancements in AI and automation, ICARUS is designed to streamline the installation and maintenance of Heliogen’s future full-scale concentrated solar plants to bring down the cost of renewable energy for commercial and industrial applications. ICARUS is expected to be deployed across Heliogen’s full-scale facilities by 2023.

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and powering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, or green hydrogen fuel at scale – for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

On July 6, 2021, Heliogen entered into a definitive business combination agreement with Athena Technology Acquisition Corp. (NYSE: ATHN). Upon the closing of the business combination, Heliogen will become publicly traded on the New York Stock Exchange under the new ticker symbol “HLGN”. Additional information about the transaction can be viewed here: heliogen.com/investor-center.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the Special Meeting. The combined proxy statement/prospectus relating to the proposed business combination will be mailed to Athena’s stockholders on or about December 6, 2021. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Heliogen Media Contact:

Leo Traub, Antenna Group for Heliogen

heliogen@antennagroup.com

+ 1 646 883 3562

Heliogen Investor Contact

Caldwell Bailey

ICR, Inc.

HeliogenIR@icrinc.com

II.	Video Transcript

ICARUS VIDEO SCRIPT (V7), DA BLENDED

INTRO

Heliogen is introducing a new technological breakthrough in the production of low-cost renewable energy by using AI, computation, robotics, and automation – not only for superior tracking of its heliostats to achieve higher temperatures, better performance, better output, and on-demand power – but also by bringing those same technologies to both the installation and maintenance of Heliogen's concentrated solar facilities for the first time.

REVEAL

Introducing the first technical demonstration of ICARUS, Heliogen’s Installation & Cleaning Autonomous Robot & Utility Solution which uses AI, computer vision, and automatic sensing to streamline the installation and maintenance of its future full-scale concentrated solar plants, significantly reducing the time needed to deploy solar facilities and the costs associated with construction and manual labor.

INSTALLATION

For the installation of future full-scale plants, the ICARUS will carry heliostats to the field and place them accurately within centimeters – fully autonomously using its onboard GPS, LIDAR, and Ultrasonic Range Finders. Heliogen’s future solar plant installations developed with ICARUS can be built 24 hours a day – at night and in the dark – with computer-vision precision and with minimal physical labor.

OBSTACLE AVOIDANCE

ICARUS handles both structured and unstructured environments, maneuvering through varying topographies with ease. The ICARUS also has built-in obstacle detection and avoidance, so objects that suddenly appear in its path – whether people, animals, or debris – will be recognized and automatically avoided.

CLEANING

In addition, not only will ICARUS help build future installations faster, more accurately, and more cost-effectively, but also will help operate and maintain them faster, more accurately, and more cost-effectively. With the addition of a robotic arm attachment, the ICARUS will autonomously clean a field of mirrors on a pre-determined schedule, keeping the system at peak performance longer and with minimal human intervention.

With traditional solar plants, the regular cleaning of mirrors and upkeep of the heliostat field is an expensive, time-consuming, and labor-intensive task – done only once every few months because of this. With Heliogen’s ICARUS, future full-scale installations will be cleaned regularly, maintaining the optical performance of the heliostats and the overall performance of the field.

CONCLUSION

Heliogen has pioneered the unique combination of hardware and software to drive up performance and drive down the costs of its concentrated solar system. By taking advantage of huge boosts in processing power due to the advances of Moore’s Law, AI, computation, and computer vision, Heliogen aims to make solar energy more affordable than ever before. This first technical demonstration of ICARUS is a leap forward in realizing Heliogen’s mission to replace fossil fuels with concentrated sunlight – cost-effectively and at scale.

This is ICARUS, and the future is now.

III.	LinkedIn Post

The linked press release appears above under Section I.

III.	Twitter Post

A transcript of the linked video appears above under Section II.

IV.	Instagram Posts

A transcript of the linked video appears above under Section II.

A transcript of the linked video appears above under Section II.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the Special Meeting. The combined proxy statement/prospectus relating to the proposed business combination will be mailed to Athena’s stockholders on or about December 6, 2021. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924- 0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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